June 15, 2001


Mr. Briccio Barrientos
Securities and Exchange Commission
Division of Investment Management
450 Fifth St., NW
Washington, DC 20549

RE:      Evergreen International Trust (the "Trust")
         Registration Statement on Form N-14
         1933 Act Registration No. 333-59818
         CIK 0001046027

Dear Mr. Barrientos,

     On Monday, April 30, 2001, a Registration Statement on Form N-14 (the "Registration Statement") on behalf of the Trust was filed. This filing relates to the acquisition of the assets of Evergreen Perpetual Global Fund, a series of the Trust, by and in exchange for shares of Evergreen Global Leaders Fund, also a series of the Trust.

     The Registration Statement consisted of the pro forma financial statements for the proposed fund merger described above, and should have been filed as a segment. The segment would have then been referenced in the Form N-14AE for the Trust which was also filed on Monday, April 30. The pro forma financials were inaccurately filed and disseminated on Form N-14, instead of as a segment. Please accept this letter as a request for withdrawal of the Form N-14 filed on behalf of Trust on Monday, April 30, 2001, accession no. 0000936772-01-500014.

     If you have any questions or would like further information, please contact me at (617) 210-3687. Thank you for your assistance with this matter.

                                             Sincerely,

                                             /s/ Regina Brown

                                             Regina Brown
                                             Evergreen Funds